DIVERT
SESSIONS

✕

DIVERTsessions
Pop-Up
Experience

WE ARE DIVERT

We believe in the power of Action Sports to DIVERT youth from negative influences and in turn positively impact both individuals and communities.

While interest has never been higher, financial, geographic, and organizational barriers continue to make these sports out of reach to many in most major urban areas.

Our mission is to make Action Sports, and the surrounding creative lifestyles, more accessible to everyone, especially underserved youth.

In doing so, we create a platform that educates, entertains, and empowers everyone, including yourself, to...



ACHIEVE YOUR I'MPOSSIBLE

WHY DO ACTION SPORTS MATTER NOW?

MASSIVE INTEREST IN ACTION SPORTS

Even before being inducted into the Olympics, Action Sports, like skateboarding, snowboarding, and surfing, already enjoy massive attention and mainstream appeal as shown by media viewership, event attendance, and consumption of lifestyle products.

VIEWERSHIP
14M
X-GAMES VIEWERS

CONSUMPTION
$3.6B
VANS SALES REVENUE

ATTENDANCE
10K
SLS FINAL ATTENDEES

EVENTS
+300
GLOBAL EVENTS

In 2017, the X Games were viewed by over 14MM people in the US and televised to 504MM households in 210 countries worldwide. Viewership has increased +10% YoY for the past 3 years.
(source 1, source 2)

Vans, the top brand in Vanity Fair's portfolio and a popular Action Sports brand, grossed over $3.6 billion in sales in 2017, an 18% increase from the previous year.
(source)

In 2015, 2016, 2017 and 2018, Street League Skateboarding has sold out its Championships at USC's Galen Center as well as other tour stops around the country.
(source)

There are over 300 global Action Sports events each year which generate over $100MM in media investment.
(source)

DIVERT SESSIONS

CHECK OUT OUR MARKET ANALYSIS

HIGH BARRIERS TO ACTION SPORTS PARTICIPATION

Because of the numerous barriers to participation in Action Sports, only 1% of kids in the United States are able to surf, only 4% are able to snowboard, and only 9% are able to skateboard. (source)









EXTREMELY EXPENSIVE

Currently, it costs over $4,800 for someone to snowboard 10 times, not including travel. That's nearly 10% of National Median Income per Household. Surfing costs over $3,400.

GEOGRAPHIC RESTRICTIONS

Most major urban areas will require at least 24 hours of traveling per year to snowboard or surf just 10 times.

MINIMAL FACILITIES

In most urban areas traditional sports facilities (baseball, basketball, soccer, football etc.) out number action sports facilities (surfing, skateboarding, snowboarding etc.) by nearly 40 to 1.

NON-EXISTANT ORGANIZATION

In most urban markets, traditional sports organized programs out number action sports programs nearly 48 to 1.



CHECK OUT OUR MARKET ANALYSIS

A HUGE UNDERSERVED MARKET

There is a huge gap between the amount of people who are interested in Action Sports and who can participate which represents a massive untapped market. Currently, there are over 52,000,000 potential new Action Sports participants in the US alone which only stands to grow after the 2020 Olympics.

NATIONAL ACTION SPORTS INTEREST VS PARTICIPATION



= Interested in Action Sports
= Participating in Action Sports
= Untapped Market

32,000,000
25,560,000
34,000,000
26,430,000
6,440,000
7,570,000

Ages 6-17
Ages 18-45

LA84 Youth Sports Survey 2016 (link)
Kids Count Data Center (link)
Active Market Group (link)
Facebook Analytic Insights

DIVERT SESSIONS

IT IS TIME TO ACT ON ACTION SPORTS

It is clear that Action Sports in the US and abroad are about to experience a major increase in interest and desire to participate yet remain severely underserved. DIVERT is positioned to capitalize on these market tailwinds by providing convenient experiences and organized programming.







GLOBAL ADOPTION, LOCAL SCARCITY

As we get closer to the Olympics, where surfing and skateboarding make their debut, global media will continue to drive interest and make Action Sports more desirable and mainstream. Because they are new additions to the games, most urban markets lack the infrastructure to keep up with this inevitable impending demand.

NEW TECHNOLOGY ENABLES ACCESS

New technologies like infinite ski slopes and wave machines enable us to meet impending demand by allowing us to build Action Sports facilities where they previously couldn't exist.

SURPLUS OF PRIME REAL ESTATE

Shuttered Big Box and vacant sites across the country present a perfect opportunity to activate otherwise non-revenue generating properties with a 2-3 month pop-up event. Many Landlords are willing to negotiate a revenue share for pop-up activations to produce revenue while also marketing the property.

GUEST PERSONAS

While we believe everyone will love DIVERT, we have to be strategic in who we market to and how we communicate with them. As a result, we have carefully crafted four guest personas so we can effectively position DIVERTs offering to create delight, excitement, and value in their lives.









ALTERNATIVE LIFESTYLE KIDS

They aren't much for rules and regiment. They love to march to the beat of their own drum, express their individuality, and have as much fun as possible with their friends. These personality traits have now come to define the majority of the upcoming generations.

RAD PARENTS

In a lot of ways Rad Parents are just grown up Alternative Lifestyle Kids. These adults love to share their passions with their kids so they can spend time as a family participating in things that they all love.

YOUNG PROFESSIONAL

Young Professionals live for new and exciting experiences that they can share with their friends. They also love to support their community and various causes. If they can spend their time doing things that accomplish both then they're game!

ACTION SPORTS ENTHUSIASTS

No surprises here. Action Sports Enthusiasts are shredders of all ages that live to participate in various Action Sports and can't get enough of the culture.

WE WILL CHANGE ACTION SPORTS PARTICIPATION

DIVERT is on a mission to make Action Sports and the related benefits more accessible to everyone, especially underserved communities that otherwise couldn't access them.

DIVERT brings skateboarding, snowboarding, and surfing to the masses like never before through 3 month pop-up activations in major urban areas.

Because our culture is more than just the sports, we offer programming in art, entrepreneurship, music, media, photography, videography and more.

Supporting all of this is a catered food and beverage program that makes sure there is something for the whole family.

Our pop-up's will reduce the overall cost of participation by an estimated 90%.









DIVERT SESSIONS

PROGRAM LAYOUTS

DEL AMO MALL SITE DETAILS

The surface lot that will host the DIVERT activation is located at the corner of Del Amo Cir E. and Plaza Del Amo. It is directly across from the LA Fitness building and adjacent to a parking structure that will supply ample parking for DIVERT guests.

DIVERT has the option to lease 3 internal spaces that will act a check-in support, storage and other admin uses.

Directly across Plaza Del Amo is the 32,000 SF outdoor surface lot that will host the majority of the DIVERT program.

The entire program will be located outdoors to ensure safe conditions for guests and employee post-COVID pandemic.

We will look to support local businesses including those on-site at DelAmo and directly across the street.



LA Fitness
Temporarily closed
Del Amo Cir E
Italia
ee's Candies
emporarily closed
Support Spaces
eless Connection
Surface Lot
Del Amo Cir E
The Brews Ha
Takeout
Pro Image Sports - Del Amo Fashion Center
Temporarily closed

DIVERT SESSIONS

DIVERT AT DELAMO

DIVERT has secured an LOI on a ~32,000 SF site at the DelAmo Mall in Torrance, CA for ~$0.43/SF which is well below market. This market is perfectly located in the greater Los Angeles area near affluent and at-risk populations.




SALOMON




Restrooms
First Aid
Wave Machine
Entry
Snow Hill
Viewing/Dining/ Event Venue
Skatepark
Rentals/ Showcase
Viewing/Dining/ Event Venue
Viewing/Dining/ Event Venue
Rentals/ Showcase
Stage
Food & Beverage
Creative Studio







DIVERT SESSIONS

ATTRACTION TECHNOLOGY SPECS

SURF ATTRACTION

The FlowRider Mobile allows all the thrills of a typical flowrider, with the flexibility and mobility that pop-up events and activations require. It is designed to fit on a flat bed semi for easy logistics and delivery.



SURF ATTRACTION

After unpacking and inflating the SurfRider Mobile is an above ground attraction with entry, exit, pumps water tank and all other safety and mechanics built in for a smooth set-up and operation.



SURF ATTRACTION

The footprint of the FlowRider Mobile including all pumps, entry/exit etc. is 48' x 26' creating a compact, yet action packed experience. We are able to service 40 guests/hour on the wave machine making it a highly profitable attraction.



SNOW ATTRACTION

The DIVERTsessions Pop-Up Experience Dry Slope/Scaffolding set-up support both first time riders as well as advanced freestyle terrain for more advanced riders. An ~70' slope and ~15' drop height strikes a balance of enjoyable experience and efficient design.





SKI/SNOWBOARD HILL



50'

15'

10'

Beginner   Intermediate   Advanced

65'   10°





SKATE ATTRACTION

Designs taken from previous skatepark builds that DIVERT has executed on, we build a temporary skatepark that will support beginner and advanced riders alike.


ARC
DIY HALFPIPE AND STREET RUN DESIGN #5635
10 YEAR WARRANTY
MAXGRIP™ POLYESTER POWDERCOAT
DIY series
FASTENER FREE STEEL RIDING SURFACE
WWW.AMERICANRAMPCOMPANY.COM

DIVERT SESSIONS

SKATE ATTRACTION

A healthy combination of rails, street features, flat ground and vert features are critical to supporting a wide variety of rider preferences. All will be present at the DIVERTsessions Pop-Up Experience.



CLICK HERE TO VIEW DESIGN VIDEOS

ACTION SPORT LIFESTYLE PROGRAMMING

The DIVERTsessions Pop-Up Experience provides alternative athletic and creative programming so guests can develop their skills in whatever direction they like.

SKATEBOARDING


SURFING


SNOWBOARDING


ENTREPRENUERSHIP


MUSIC


ART & DESIGN


PHOTO/VIDEO


MEDIA PRODUCTION


CITY AND SITE SELECTION STRATEGY

The DIVERT team, along with its real estate partners, have developed an objective framework that enables us to prioritize markets and sites that consider the following criteria.







TARGET CAPTIVE MARKETS

Our first locations will target markets that have a captive Action Sports community and are thirsty for more entertainment concepts, have available real estate, and willing and manageable permitting processes.

FOCUS ON VACANT REAL ESTATE

The massive supply of available big box and industrial real estate allows DIVERT to negotiate more favorable terms including revenue shares and grace periods.

IDENTIFY IDEAL LOCATIONS

By analyzing mobile consumer data and spending habits, we will ensure the site we select is accessible to and serves our target demo while allowing us to reach our projected returns.


DIVERT SESSIONS

EXECUTIVE LEADERSHIP







ZACH ADAMSON 👆
FOUNDER & CEO

Zach moved from Denver to Keystone, Colorado where action sports like mountain biking and snowboarding transformed him from a troubled youth into a motivated athlete and role model. After attending the University of Colorado at Boulder, Zach worked closely with executives from Fortune 500 companies designing products, facilities, and organizations as world-class experiences.

DAVID MONHAIT 👆
CO-FOUNDER & PRESIDENT

David grew up in Philly where action sports kept him away from gangs and other negative influences. He too attended CU Boulder and was a sponsored skateboarder and snowboarder. After working as an architect for 5-years, David lead successful projects for Fortune 500 companies and helped launch various startups in media, entertainment, technology and Action Sports.

ZACH SHOR 👆
EXECUTIVE CHAIRMAN

After opening over 40 locations as former a COO for TopGolf, Zach brings years of development, operations, and real estate experience to DIVERT. Currently Zach is the Managing Director of Entertainment for GameStop, where he the lead stakeholder in developing their in-house themed entertainment concepts.



DEPARTMENT HEADS



ERIC KLAFF👆
HEAD OF OPERATIONS

As former Director of Operations for Universal Orlando, Eric is an accomplished leader, operator and champion of both employee and guest satisfaction with 20+ years of experience. Highlights include instituting a sales program that added $155M in revenue over 5 years, a ticket fraud program that saved $10M annually, opening the Wizarding World of Harry Potter in both 2010 and 2014, and leading a variety of tech, capital, and expense initiatives.



MATT PALMER👆
HEAD OF SALES & MARKETING

Matt is an award winning marketing executive with over 20 years of expertise in strategic and brand marketing, business development and new venture start-ups within the entertainment, hospitality and attractions industries holding various leadership roles at projects at Disney-MGM Studios, Treasure Island, Typhoon Lagoon, the Swan and Dolphin Resorts at Walt Disney World, Universal Studios Florida, Nickelodeon, Blue Man Group, Discovery and more.



STEVE FREY👆
HEAD OF FINANCE

Steve has been a financial leader for more than 30 years. Before joining Succession Capital Partners in 2016, he was the CFO for Alchemy Global Holdings, a boutique investment bank based in Charleston, SC, focused on the sports and entertainment industries. Since 1995, Steve has published 22 novels.



ADVISORS & ADVOCATES



ASHLEY ROBINSON

Experienced Real Estate and Big Data professional with a demonstrated history in the retail and restaurant industry.



JOE PINE

Co-Author of "The Experience Economy" and management advisor to Fortune 500 companies and start-ups alike.



JOE POMERENKE

ARCO Principal who leads design/ build efforts for today's most exciting LBE concepts like TopGolf, iFly, Puttshack and more.



JOVAR ANDREWS

Strategic planning, exp. marketing and production expert behind Deadmau5, Ed Sheeran, Future and more.



PETER RUPPE

Current VP at Colombia, former VP & GM at Nike, former SVP at Under Armour.



SHAHID JAFRI

Shahid has advised on over $50M in real estate equity and debt placements.



I. STEVEN EDELSON

Over 20 years in finance and real estate experience with over $3.5B in transactions with Mercantile Capital Group and IFG.



JOSLYN DUNCAN

As VP of Operations at CMN Funding, Joslyn is specialty project funding expert and problem-solver.



ED GOODMAN

Former Disney Imagineer with experience in design, marketing, strategic planning, entertainment, engineering, land planning, television/media production, and non-profit think tank management.



LAVERNE COX

As CEO of Evergreen Investments, Laverne brings two decades of management and leadership experience in positioning and expanding enterprises within the finance and real estate industry.



ADVISORS & ADVOCATES



SETH BRADBURY

A former Director at Red Bull, Seth has over 15 years experience in consumer facing brand activations, campaigns and initiatives.



ARI SCHOTTENSTIEN

Over 15 years of investment experience, including real estate, I-Bank, PE, VC and social impact investing / philanthropy.



MARCUS HOWARD

Experience design, brand and marketing expert behind pop-up activations for Deadmau5, Ed Sheeran, Future and more.



TOM FLANAGAN

Tom is a content and marketing executive with extensive experience in the advertising, sports, esports, music, tech, and film industries.



MIKE CARTER

Accomplished leader with more than 20 years of experience in the youth culture and action sports market, and former CMO at SkullCandy and Founder at Electric Visual.



GARY ADAMSON

Founder of Starizon, an experience-focused management consulting group for Fortune 500 companies.



MICHAEL MONHAIT

President of Chicago Power with 40 years of design, development, engineering, financing, construction, operations and ownership of developments worldwide.



RYAN RUNKE

Managing Director of Action and Olympic Sports at Evolution Marketing and Management.



ALEX ADAMSON

Managing Director of Oberndorf Enterprises.



PROJECT PARTNERS



EMERGING CONCEPTS

Real Estate Professionals specializing in data-driven real estate for entertainment concepts.



ARCO DESIGN/BUILD

Design/Build experts behind top entertainment concepts like TopGolf, iFly and more.



STANTEC

Global leader in Action Sports facility architecture and design.



MR PROFUN

Recognized worldwide as a leader in independent operations consulting and management services for the attractions industry.



FLOWRIDER

Most trusted wave technology with over 220 installs worldwide.



NEVEPLAST

Leading dry slope surface provider with hundreds of successful installs around the globe.



AMERICAN RAMP CO.

The design and construction leader in creative temporary skateparks



ROLLER

Convergence provides Ticketing, Retail, Registration, Donor and Membership services to the Leisure and Hospitality market sector.



PROJECT PARTNERS (CONT'D)

SNIPER ACTION PHOTO

From 3D projection mapping to immersive environments, video and experiential projects, Go2 is focused on creatively using technology to design unforgettable experiences.

4DEEP HOSPITALITY

Food and Beverage consultants behind some of Philly's leading entertainment concepts.

TOP DRAWER MERCH

A full-service merchandise company to leading independent brands in music and entertainment.

THE POP UP AGENCY

Agency creating cultural experiences with A-List Celebrities & Fortune 500 brands - in ways that have never been done before.



BRANDSAFWAY

BrandSafway is the national leader when it comes to scaffolding build and management services.

DIVERT ATHLETES

The individuals listed below are contracted athletes of DIVERTbrands, LLC whose lives have been forever transformed for the better by action sports.











KYLE MACK
SNOWBOARDING

2018 Winter Olympics Silver
Medalist - Snowboard Big Air

2018 Mammoth Grand Prix Gold
Medal - Snowboard Slopestyle

ELLIOT SLOAN
SKATEBOARDING

2018 X-Games Sydney Gold Medal
- Skateboard Big Air

2017 X-Games Minneapolis Gold
Medal - Skateboard Big Air

KOA SMITH
SURFING

Record Holder for the Longest
Barrel

DREW BEZANSON
BMX

1st Place 2017 X-Jam Toronto

Red Bull Uncontainable

LET'S BUILD SOMETHING GREAT TOGETHER



ZACH ADAMSON
CEO & FOUNDER

zach@divertcity.co



DAVID MONHAIT
CO-FOUNDER & PRESIDENT

david@divertcity.co



ZACH SHOR
EXECUTIVE CHAIRMAN

zach.shor@gmail.com

WANT TO LEARN MORE?

- Financial Projections
- Merch & Apparel Media Kit